FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX APPROVES A CORPORATE RESTRUCTURE TO OFFER ITS TELECOMMUNICATION AND INTERCONNECTION SERVICES IN RURAL AREAS THROUGH A COMPANY NAMED TELMEX SOCIAL

Mexico City, April 4, 2011. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that at the extraordinary meeting held today, shareholders’ approved a corporate restructure, through the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas, where fixed telephony competitors do not invest. The company will be named TELMEX Social.

1. Telmex Social will provide services mainly in rural areas where our migrants are from, who make phone calls from abroad to their places of origin. These areas have a higher call termination traffic from the United States, where interconnection charges, that are agreed with the telecommunication operators in the United States, have declined 95% since 1990. It should be noted that these prices are below the price charged in many other countries, particularly taking into account that most of these places are remote and with low population.

2. Telmex Social will provide services mainly in rural areas where our migrants are from, who make phone calls from abroad to their places of origin. These areas have a higher call termination traffic from the United States, where interconnection charges, that are agreed with the telecommunication operators in the United States, have declined 95% since 1990. It should be noted that these prices are below the price charged in many other countries, particularly taking into account that most of these places are remote and with low population.

3. Considering that these regions have a significant economic and social disadvantage, it is expected that this restructure will allow to promote access to telecommunications services and to emphasize the importance of investing to expand and modernize these services, and drive the digital culture, which will improve the quality of life of its inhabitants and incorporate these communities to the country's socio-economic development.

4. The network infrastructure of Telmex Social could be complemented with investments from other telecommunications operators and, if so decided by the Federal Government, with investments and projects of both, the Federation and the decentralized public sector companies to provide access to telecommunications services for voice, data and video.

5. The interconnection service price to be determined by Telmex Social will be the same for all telecommunications operators, including TELMEX.

6. It is expected that Telmex Social will serve approximately 1.5 million lines, with a density of 14.8 inhabitants per line, located in 10,453 communities without presence of competition; the Local Service Areas of Telmex Social comprise approximately 40% of the country where there are more than 22 million inhabitants.

TELMEX has complied and will continue to comply with all the obligations established in its concession, even though there are some items, like the public phones coverage requirement, that are obsolete given the current environment of high cell phone services penetration.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. PRESS RELEASE: TELMEX APPROVES A CORPORATE RESTRUCTURE TO OFFER ITS TELECOMMUNICATION AND INTERCONNECTION SERVICES IN RURAL AREAS THROUGH A COMPANY NAMED TELMEX SOCIAL, APRIL 4,2011.